                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                ANDOVER.NET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    034318105
                                 --------------
                                 (CUSIP Number)


                                 TODD B. SCHULL
                             VA LINUX SYSTEMS, INC.
                               1382 BORDEAUX DRIVE
                           SUNNYVALE, CALIFORNIA 94089
                                 (408) 542-8600
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 2, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 034318105                                            PAGE 2 OF 8 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       VA Linux Systems, Inc.              I.R.S. Identification No.: 77-0399299
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                   (b) [ ]
       N/A
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       WC, OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e) [ ]
       N/A
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       STATE OF DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7   SOLE VOTING POWER
   BENEFICIALLY         N/A
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------------------------------------------------------------
                    8   SHARED VOTING POWER
                        8,089,793 (1)
                    ------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER
                        N/A
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        N/A
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,089,793 (1)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       49.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        (1) Approximately 8,089,793 shares of Andover.Net Common Stock are subject to Voting Agreements entered into by VA Linux and certain stockholders of Andover.Net (discussed in Items 3 and 4 below). VA Linux expressly disclaims beneficial ownership of any of the shares of Andover.Net Common Stock covered by the Voting Agreements. Based on the 16,512,819 shares of Andover.Net Common Stock outstanding as of February 2, 2000 (as represented by Andover.Net in the Merger Agreement discussed in Items 3 and 4 and including the shares issuable upon the exercise of options held by such shareholders within 60 days of February 2, 2000), the number of shares of Andover.Net Common Stock indicated represents approximately 49.0% of the outstanding Andover.Net Common Stock (based solely upon shares issued and outstanding as of February 2, 2000, these individuals own approximately 46.5% of the outstanding shares).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 034318105                                            PAGE 3 OF 8 PAGES
-------------------                                            -----------------

ITEM 1.        SECURITY AND ISSUER.

               This statement on Schedule 13D (this "Statement") relates to the Common Stock of Andover.Net, Inc., a Delaware corporation ("Andover.Net" or "Issuer"). The principal executive offices of Andover.Net are located at 50 Nagog Park, Acton, Massachusetts 01720.

ITEM 2         IDENTITY AND BACKGROUND.

               The name of the corporation filing this statement is VA Linux Systems, Inc., a Delaware corporation ("VA Linux"). VA Linux is a leading provider of Linux-based solutions, integrating systems, software and services. The address of VA Linux's principal business is 1382 Bordeaux Drive, Sunnyvale, California 94089. The address of VA Linux's executive offices is the same as the address of its principal business.

               Set forth on Schedule A is the name of each of the directors and executive officers of VA Linux, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to VA Linux's knowledge.

               Neither VA Linux nor, to VA Linux's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To VA Linux's knowledge, each of the individuals identified on Schedule A is a citizen of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to an Agreement and Plan of Reorganization dated as of February 2, 2000 (the "Merger Agreement"), among VA Linux, Atlanta Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of VA Linux ("Merger Sub") and Andover.Net, and subject to the conditions set forth therein (including approval by stockholders of Andover.Net), Merger Sub will merge with and into Andover.Net and Andover.Net will become a wholly-owned subsidiary of VA Linux (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Andover.Net with Andover.Net remaining as the surviving corporation (the "Surviving Corporation").

               Each holder of outstanding Andover.Net Common Stock will receive, in exchange for each share of Andover.Net Common Stock held by such holder, 0.425 shares of VA

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 034318105                                            PAGE 4 OF 8 PAGES
-------------------                                            -----------------

               Linux Common Stock. VA Linux will assume each outstanding option to purchase Andover.Net Common Stock under Andover.Net's stock option plans.

               As an inducement for VA Linux to enter into the Merger Agreement and in consideration thereof, certain stockholders of Andover.Net (the "Stockholders") entered into individual voting agreements with VA Linux (collectively the "Voting Agreements") whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of Andover.Net Common Stock beneficially owned by him in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. VA Linux did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

               References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.        PURPOSE OF TRANSACTION.

               (a)  Not applicable.

               (b) As described in Item 3 above, this Statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of VA Linux, with and into Andover.Net in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and Andover.Net will continue as the Surviving Corporation and as a wholly-owned subsidiary of VA Linux.

               Pursuant to the Voting Agreements, the Stockholders have irrevocably appointed VA Linux as their lawful attorney and proxy. Such proxy gives VA Linux the limited right to vote each of the approximately 8,089,793 shares (including options exercisable within 60 days of February 2, 2000) of Andover.Net Common Stock beneficially owned by the Stockholders in all matters related to the Merger. In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholders, VA Linux (or any nominee of VA Linux) will be limited, at every Andover.Net stockholders meeting and every written consent in lieu of such a meeting, to vote the Shares in favor of approval and adoption of the Merger Agreement, in favor of approval of the Merger and in favor of each matter that could reasonably be expected to facilitate the Merger. The Stockholders may vote the Shares on all other matters. The Voting Agreements terminate upon such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 034318105                                            PAGE 5 OF 8 PAGES
-------------------                                            -----------------

               The purpose of the transactions under the Voting Agreements are to enable VA Linux and Andover.Net to consummate the transactions contemplated under the Merger Agreement.

               (c)    Not applicable.

               (d) It is anticipated that upon consummation of the Merger, the directors of Merger Sub immediately prior to the Merger shall be the initial directors of the Surviving Corporation, until their respective successors are duly appointed. It is anticipated that the officers of Merger Sub immediately prior to the Merger shall be the initial officers of the Surviving Corporation, until their respective successors are duly appointed.

               (e)   Other  than  as a  result  of the  Merger  described  in
               Item 3  above,  not applicable.

               (f)    Not applicable.

               (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

               (h) - (i) If the Merger is consummated as planned, the Andover.Net Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

               (j) Other than described above, VA Linux currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although VA Linux reserves the right to develop such plans).

               References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) - (b) As a result of the Voting Agreements, VA Linux may be deemed to be the beneficial owner of approximately 8,089,793 shares of Andover.Net Common Stock. Such Andover.Net Common Stock constitutes approximately 49.0% of the issued and

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 034318105                                            PAGE 6 OF 8 PAGES
-------------------                                            -----------------

               outstanding shares of Andover.Net Common Stock based on the number of shares of Andover.Net Common Stock outstanding as of February 2, 2000 (as represented by Andover.Net in the Merger Agreement discussed in Items 3 and 4 and including the shares issuable upon the exercise of options held by the affiliates of Andover.Net within 60 days of February 2, 2000). VA Linux may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, VA Linux (i) is not entitled to any rights as a stockholder of Andover.Net as to the Shares and (ii) disclaims any beneficial ownership of the shares of Andover.Net Common Stock which are covered by the Voting Agreements.

               To VA Linux's knowledge, no person listed on Schedule A has an ownership interest in Andover.Net.

               Set forth on Schedule B is the name of those stockholders of Andover.Net that have entered into a Voting Agreement with VA Linux, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to VA Linux's knowledge.

                (c) VA Linux, to its knowledge, has not effected any
               transactions in the class of securities reported on herein during the past sixty days.

               (d) To the knowledge of VA Linux, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Andover.Net reported on herein.

               (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements, to the knowledge of VA Linux, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of Andover.Net, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 034318105                                            PAGE 7 OF 8 PAGES
-------------------                                            -----------------

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

               The following documents are filed as exhibits:

               1. Agreement and Plan of Reorganization, dated February 2, 2000 by and among VA Linux, Merger Sub and Andover.Net. (incorporated by reference to exhibits to the Report on Form 8-K filed by Andover.Net, Inc. on February 14, 2000 (File No. 000-28369).

               2. Form of Voting Agreement, dated February 2, 2000, between VA Linux and certain stockholders of Andover.Net.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 034318105                                            PAGE 8 OF 8 PAGES
-------------------                                            -----------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000

                                            VA LINUX SYSTEMS, INC.



                                            By:/s/ Todd B. Schull
                                               ---------------------------------
                                               Todd B. Schull, Vice President,
                                               Finance and Chief Financial
                                               Officer

                                   Schedule A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             VA LINUX SYSTEMS, INC.

        The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of VA Linux. Except as indicated below, the business address of each such person is 1382 Bordeaux Drive, Sunnyvale, CA 94089.


Officers Name                   Title and Present Principal Occupation
-------------                   --------------------------------------
Larry M. Augustin               President, Chief Executive Officer and Director
                                of VA Linux

Robert Russo                    General Manager and Executive Vice President,
                                Worldwide Field Operations of VA Linux

Brian D. Biles                  Vice President, Marketing of VA Linux

John T. Hall                    Vice President, Support and Professional
                                Services of VA Linux

Todd B. Schull                  Vice President, Finance and Chief Financial
                                Officer of VA Linux

Daniel R. Shore                 Vice President, Operations of VA Linux

Gregg E. Zehr                   Vice President, Engineering of VA Linux

Leonard N. Zubkoff              Chief Technical Officer of VA Linux

Directors Name                  Title and Present Principal Occupation
--------------                  --------------------------------------
Larry M. Augustin               President, Chief Executive Officer and Director
                                of VA Linux

Jeffry R. Allen                 Senior Vice President, Finance and Operations,
Director                        Chief Financial Officer and Secretary of
                                Network Appliances, Inc.
                                2770 San Tomas
                                Santa Clara, CA  95051

Carol A. Bartz                  President, Chief Executive Officer and Chairman
Director                        of the Board of Autodesk, Inc.
                                111 McInnis Parkway
                                San Rafael, CA  94903

Douglas Leone                   General Partner, Sequoia Capital
Director                        3000 Sand Hill Road
                                Building 4, Suite 280
                                Menlo Park, CA  94025

Eric S. Raymond                 Technical Director of Chester County InterLink
Director                        c/o VA Linux Systems, Inc.
                                1382 Bordeaux Drive
                                Sunnyvale, CA  94089

Carl Redfield                   Senior Vice President, Manufacturing and
Director                        Logistics of Cisco Systems, Inc.
                                110 West Tasman Drive
                                San Jose, CA  95134

                                   Schedule B


        The following table sets forth the name and present principal occupation or employment of each Andover.Net stockholder that entered into a voting agreement with VA Linux. Except as indicated below, the business address of each such person is c/o Andover.Net, Inc., 50 Nagog Park, Acton, MA 01720.


Voting Agreement Stockholder                       Shares Beneficially Owned
----------------------------                       -------------------------
Bruce A. Twickler (a)
President, Chief Executive Officer and
Chairman of the Board of Directors of
Andover.Net, Inc.                                           1,911,112
Peter A. Phelps
Chief Financial Officer of Andover.Net,
Inc.                                                                0
Adam B. Green (b)
Chief Technology Officer of Andover.Net,
Inc.                                                          304,901
James E. Patterson (c)
Executive Vice President of Andover.Net,
Inc.                                                          121,580
William M. Dwyer (d)
Vice President, Publishing of
Andover.Net, Inc.                                              80,380
Derek V. Carroll (e)
Vice President, Business Development of
Andover.Net, Inc.                                             100,475
Janet F. Holian (f)
Vice President, Communications of
Andover.Net, Inc.                                              30,142
Walter M. Bird, III (g)
Vice President of Claflin Capital
Management, Inc.
10 Liberty Square, Suite 300
Boston, MA  02169                                                   0
Claflin Capital VI, L.P. (h)
10 Liberty Square, Suite 300
Boston, MA  02169                                             461,007

Claflin Capital VII, L.P. (i)
10 Liberty Square, Suite 300
Boston, MA  02169                                             331,679
Jonathan M. Goldstein (j)
Principal of TA Associates, Inc.
125 High Street, Suite 2500
Boston, MA  02110-2717                                            0
TA/Advent VIII, L.P. (k)
125 High Street, Suite 2500
Boston, MA  02110-2717                                      1,592,871
TA/Atlantic and Pacific IV, L.P. (l)
125 High Street, Suite 2500
Boston, MA  02110-2717                                        726,351
TA Executives Fund LLC (m)
125 High Street, Suite 2500
Boston, MA  02110-2717                                         30,263
TA Investors LLC (n)
125 High Street, Suite 2500
Boston, MA  02110-2717                                         31,856
James D. Logan (o)
President and Chief  Executive  Officer of
Gotuit Media, Inc.                                            211,835
Robert Malda (p)
President of Blockstackers                                    111,111
Louis Page (q)
President of
Window to Wall Street, Inc.
39 Cedar Hill Road
Dover, MA  02030                                                    0
Window to Wall Street, Inc. (r)
39 Cedar Hill Road
Dover, MA  02030                                              561,479
Window to Wall Street Limited
Partnership (s)
39 Cedar Hill Road
Dover, MA  02030
Window to Wall Street II                                      569,196
Limited Partnership (t)
39 Cedar Hill Road
Dover, MA  02030                                              196,501

Thomas R. Shepherd (u)
Chairman of The Shepherd Group, LLC
636 Great Road
Stowe, MA  01775                                            108,533
The Shepherd Group, LLC (v)
636 Great Road
Stowe, MA  01775                                             10,188
The Shepherd Venture Fund I, L.P. (w)
636 Great Road
Stowe, MA  01775                                             80,883
John E. Trombly (x)
General Partner of Royalty Capital Fund
L.P. I
5 Downing Road
Lexington, MA  02421                                        182,524
Royalty Capital Fund L.P. I (y)
5 Downing Road
Lexington, MA  02421                                        334,926

Total:                                                    8,089,793

        (a)Represents 1,763,352 shares of outstanding Andover.Net Common Stock (including shares held by Barbara Jane Twickler) and 147,760 shares subject to options exercisable within 60 days of February 2, 2000.

        (b)Represents 304,901 shares subject to options exercisable within 60 days of February 2, 2000.

        (c)Represents 30,203 shares of outstanding Andover.Net Common Stock and 91,377 shares subject to options exercisable within 60 days of February 2, 2000.

        (d)Represents 80,380 shares subject to options exercisable within 60 days of February 2, 2000.

        (e)Represents 100,475 shares subject to options exercisable within 60 days of February 2, 2000.

        (f)Represents 30,142 shares subject to options exercisable within 60 days of February 2, 2000.

        (g)Does not include shares held by Claflin Capital VI, L.P. and Claflin Capital VII, L.P. over which Mr. Bird has shared voting and investment power.

        (h)Represents 461,007 shares of outstanding Andover.Net Common Stock.

        (i)Represents 331,679 shares of outstanding Andover.Net Common Stock.

        (j)Does not include shares held by TA/Advent VIII, L.P., TA/Atlantic and Pacific IV, L.P., TA Executives Fund LLC and TA Investors LLC over which Mr. Goldstein has shared voting and investment power.

        (k)Represents 1,592,871 shares of outstanding Andover.Net Common Stock.

        (l)Represents 726,351 shares of outstanding Andover.Net Common Stock.

        (m)Represents 30,263 shares of outstanding Andover.Net Common Stock.

        (n)Represents 31,856 shares of outstanding Andover.Net Common Stock.

        (o)Represents 188,170 shares of outstanding Andover.Net Common Stock held by a Family trust and 23,665 shares subject to options exercisable within 60 days of February 2, 2000.

        (p)Represents 111,111 shares of outstanding Andover.Net Common Stock.

        (q)Does not include shares held by Window to Wall Street, Inc., Window to Wall Street, Limited Partnership and Window to Wall Street II Limited Partnership over which Mr. Page has voting and investment power.

        (r)Represents 561,479 shares of outstanding Andover.Net Common Stock.

        (s)Represents 569,196 shares of outstanding Andover.Net Common Stock.

        (t)Represents 196,501 shares of outstanding Andover.Net Common Stock.

        (u)Represents 108,533 shares of outstanding Andover.Net Common Stock and does not include shares held by The Shepherd Group, LLC and The Shepherd Venture Fund I, L.P. over which Mr. Shepherd has shared voting and investment power.

        (v)Represents 10,188 shares of outstanding Andover.Net Common Stock.

        (w)Represents 80,883 shares of outstanding Andover.Net Common Stock.

        (x)Represents 182,524 shares of outstanding Andover.Net Common Stock and does not include shares held by Royalty Capital Fund L.P. over which Mr. Trombly has shared voting and investment power.

        (y)Represents 334,926 shares of outstanding Andover.Net Common Stock.

                                                                       Exhibit 2
                                VOTING AGREEMENT

        THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of February 2, 2000 by and among VA Linux Systems, Inc., a Delaware corporation ("Parent"), Andover.Net, Inc., a Delaware corporation (the "Company"), and the undersigned shareholder (the "Shareholder") of the Company.

                                             RECITALS

        A. Concurrently with the execution of this Agreement, Parent, Atlanta Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Sub") and, the Company have entered into an Agreement and Plan of Reorganization dated as of February , 2000 (the "Merger Agreement"), which provides for the merger (the "Merger") of Sub with and into the Company.

        B. Pursuant to the Merger, all of the issued and outstanding shares of capital stock of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement, all upon the terms and subject to the conditions set forth therein.

        C. Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the number of shares of outstanding capital stock of the Company and other securities convertible into, or exercisable or exchangeable for, shares of capital stock of the Company, all as set forth on the signature page of this Agreement (collectively, the "Shares").

        D. In consideration of the execution of the Merger Agreement by Parent, Shareholder agrees to restrict the transfer or disposition of any of the Shares, or any other shares of capital stock of the Company acquired by Shareholder hereafter and prior to the Expiration Date (as defined in Section 1(a) hereof), and hereby agrees to vote the Shares and any other such shares of capital stock of the Company so as to facilitate the consummation of the Merger.

        NOW, THEREFORE, the parties hereto hereby agree as follows:

        1.     Agreement to Retain Shares.

               (a) Transfer and Encumbrance. Shareholder agrees, during the period beginning on the date hereof and ending on the Expiration Date (as defined below), not to transfer, sell, exchange, pledge or otherwise dispose of or encumber (collectively, "Transfer") any of the Shares or any New Shares (as defined in Section 1(b) hereof), or to discuss, negotiate, or make any offer or agreement relating thereto, other than to or with Parent, in each case without the prior written consent of Parent. Shareholder acknowledges that the intent of the foregoing sentence is to ensure that Parent retains the right under the Proxy (as defined in Section 4 hereof) to vote the Shares and any New Shares in accordance with the terms of the Proxy. As used herein, the term "Expiration Date" shall mean the termination of the Merger Agreement in accordance with its terms.

               (b) New Shares. Shareholder agrees that any shares of capital stock of the Company that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date, including, without limitation, shares issued or issuable upon the conversion, exercise or exchange, as the case may be, of all securities held by Shareholder which are convertible into, or exercisable or exchangeable for, shares of capital stock of the Company ("New Shares"), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

        2. Agreement to Vote Shares. Until the Expiration Date, at every meeting of shareholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of shareholders of the Company with respect to any of the following, Shareholder shall vote, to the extent not voted by the person(s) appointed under the Proxy (as defined in Section 3 hereof) the Shares and any New Shares (to the extent any such New Shares may be voted):

               (i)in favor of approval of the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement and the Proxy and any action required in furtherance thereof;

               (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the Merger Agreement;

               (iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company with any party; (B) any sale, lease or transfer of any significant part of the assets of the Company; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company; (D) any material change in the capitalization of the Company or the Company's corporate structure; or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement with such powers, rights and obligations as are set forth in the Merger Agreement; and

               (iv) in favor of waiving any notice that may have been or may be required relating to any reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any sale of assets, change of control, or acquisition of the Company by any other person, or any consolidation or merger of the Company with or into any other person.

        Prior to the Expiration Date, Shareholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with this Section 2.

        3. Irrevocable Proxy. Subject to the terms hereof relating to the Expiration Date, concurrently with the execution of this Agreement, Shareholder hereby is delivering to Parent an irrevocable proxy in the form attached hereto as Exhibit A (the "Proxy"), which is irrevocable to the fullest extent permitted by applicable law, covering the total number of Shares and New Shares of capital stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Shareholder as set forth therein.

       4. Representations, Warranties and Covenants of Shareholder. Shareholder represents, warrants and covenants to Parent as follows:

               (i)Shareholder is the beneficial owner of the Shares, with full power to vote or direct the voting of the Shares for and on behalf of all beneficial owners of the Shares.

               (ii) Except as set forth in any restricted stock purchase agreement(s) by and between the Company and the Shareholder, copies of which have been provided or made available to Parent, as of the date hereof the Shares are, and at all times up until the Expiration Date the Shares will be, free and clear of any rights of first refusal, co-sale rights, security interests, liens, pledges, claims, options, charges or other encumbrances.

               (iii) Shareholder does not beneficially own any shares of capital stock of the Company other than the Shares.

               (iv) Shareholder has full power and authority to make, enter into and carry out the terms of this Agreement, the Proxy and that certain Company Affiliate Agreement by and between the Shareholder and Parent on even date herewith.

       5. Additional Documents. Shareholder and the Company hereby covenant and agree to execute and deliver any additional documents reasonably necessary or desirable to carry out the purpose and intent of this Agreement and the Merger.

       6. Consents and Waivers. Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which Shareholder is a party or pursuant to any rights Shareholder may have.

       7. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate if the Merger Agreement is terminated in accordance with its terms.

        8. Legending of Shares. If so requested by Parent, Shareholder agrees that the Shares and any New Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. Subject to the terms of
Section 1 hereof, Shareholder agrees that Shareholder will not Transfer the Shares or any New Shares without first having the aforementioned legend affixed to the certificates representing the Shares or any New Shares.

        9.     Miscellaneous.

               (a) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

               (b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this

Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without the prior written consent of the other parties.

               (c) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

               (d) Waiver. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing.

               (e) Specific Performance; Injunctive Relief. The parties acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

               (f) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

        If to Parent, to:    VA Linux Systems, Inc.
                             1382 Bordeaux Drive
                             Sunnyvale, California 94089
                             Attn:  Chief Financial Officer
                             Telephone No.:  (408) 542-8600
                             Facsimile No.:  (408) 745-9152

        With a copy to:      Wilson Sonsini Goodrich & Rosati, P.C.
                             650 Page Mill Road
                             Palo Alto, California 94304
                             Attn:  Bruce M. McNamara, Esq.
                             Telephone No.:  (650)  493-9300
                             Facsimile No.:  (650) 493-6811

        If to Shareholder:   To the address for notice set forth on the
                             signature page hereof.

        With a copy to:      Hutchins, Wheeler & Dittmar
                             A Professional Corporation
                             101 Federal Street
                             Boston, Massachusetts  02110
                             Attn:  David P. Kreisler, Esq.
                             Telephone No.:  (617) 951-6600
                             Facsimile No.:  (617) 951-1295

               (g) Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

               (h) Attorneys' Fees and Expenses. If any action or other proceeding relating to the enforcement of any provision of this Agreement is brought by either party, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

               (i) Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

               (j) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

               (k) Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.





                  [Remainder of Page Intentionally Left Blank]

        IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first above written.


VA LINUX SYSTEMS, INC.                      SHAREHOLDER:

By:
   -----------------------                  ------------------------------------
Name:   Larry M. Augustin                                Signature
Title:  President and Chief Executive
        Officer

                                            ------------------------------------
                                            Print Name

ANDOVER.NET, INC.                           ------------------------------------

                                            ------------------------------------
By:                                         Address
   -----------------------
Name:   Bruce Twickler
Title:  President and Chief Executive
        Officer
                                            Company Capital Stock:

                                            Common Stock:
                                                         -----------------------
                                            Company Options:
                                                            --------------------


                      [SIGNATURE PAGE TO VOTING AGREEMENT]

                                    EXHIBIT A

                                IRREVOCABLE PROXY



       The undersigned shareholder (the "Shareholder") of Atlanta, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints Larry Augustin and Todd Schull, each officers of VA Linux Systems, Inc., a Delaware corporation ("Parent"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares"), in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned shareholder of the Company as of the date of this Proxy are listed on the final page of this Proxy, along with the number(s) of the share certificate(s) which represent such Shares. Upon the undersigned's execution of this Proxy, any and all prior proxies given by each undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

       This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Voting Agreement dated as of February 2, 2000 by and among Parent, the Company and the Shareholder (the "Voting Agreement"), and is granted in consideration of Parent entering into that certain Agreement and Plan of Reorganization dated as of February 2, 2000 (the "Merger Agreement"), by and among Parent, Atlanta Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Sub") and the Company. The Merger Agreement provides for the merger of Sub with and into the Company in accordance with its terms (the "Merger") and Shareholder is receiving a portion of the proceeds of the Merger. As used in this Irrevocable Proxy, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) the termination of the Merger Agreement in accordance with its terms.

       The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of shareholders of the Company and in every written consent in lieu of such meeting:

       (i) in favor of approval of the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;

       (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the Merger Agreement;

       (iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement):
(A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company with any party, (B) any sale, lease or transfer of any significant part of the assets of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company, (D) any material change in the capitalization of the Company or the Company's corporate structure, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement;

       (iv) in favor of waiving any notice that may have been or may be required relating to any reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any sale of assets, change of control, or acquisition of the Company by any other person, or any consolidation or merger of the Company with or into any other person.

       The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided in clauses (i), (ii), (iii) or (iv) above. The Shareholder may vote the Shares on all other matters.

       Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.


           [remainder of page intentionally left blank; signature page follows immediately hereafter]

       This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date (as defined in the Voting Agreement).

Dated: February __, 2000



                                            ------------------------------------
                                            Signature


                                            ------------------------------------
                                            Print Name

                                            ------------------------------------


                                            ------------------------------------
                                            Address

                                            Company Capital Stock:

                                            Common Stock:
                                                         -----------------------
                                            Company Options:
                                                            --------------------


                            [SIGNATURE PAGE TO PROXY]